UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                   The Bluebook International Holding Company
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                                (Name of Issuer)


                         Common Stock, $0.0001 Par Value
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                         (Title of Class of Securities)


                                   096 08Q 109
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                                 (CUSIP Number)


                              Daniel E. Josipovich
                             21391 Avenida Manantial
                              Lake Forest, CA 92630
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 14, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                              CUSIP No. 364598 10 2

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      1.    Names of Reporting Persons.
            The Freedom Family, LLC
            I.R.S. Identification No.
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      2.    Check the Appropriate Box if a Member of a Group*
            (a.)  (   )       (b.)  (X)
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      3.    SEC USE ONLY
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      4.    Source of Funds*
            OO
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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            items 2(d) or 2(e) ( )
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      6.    Citizenship or Place of Organization
            State of Delaware
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Number of         7.    Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power             54,666,667
Owned by          --------------------------------------------------------------
Each Reporting    9.    Sole Dispositive Power                   0
Person With       --------------------------------------------------------------
                  10.   Shared Dispositive Power        54,666,667
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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            54,666,667
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      12.   Check if the Aggregate Amount Represented by Amount in Row (11)
            Excludes Certain Shares (See Instructions) ( )
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)
            44.0%
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      14.   Type of Reporting Person
            IN
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



                                  SCHEDULE 13D
                              CUSIP No. 364598 10 2
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      1.    Names of Reporting Persons.
            Daniel E. Josipovich
            I.R.S. Identification No.
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group*
            (a.)  (   )       (b.)  (X)
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    Source of Funds*
            OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization
            United States of America
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power               10,518,343
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power             54,666,667
Owned by          --------------------------------------------------------------
Each Reporting    9.    Sole Dispositive Power          10,518,343
Person With       --------------------------------------------------------------
                  10.   Shared Dispositive Power        54,666,667
--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            65,185,010
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)
            52.5%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP No. 364598 10 2
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      1.    Names of Reporting Persons.
            Dorothy E. Josipovich
            I.R.S. Identification No.
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group*
            (a.)  (   )       (b.)  (X)
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    Source of Funds*
            OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization
            United States of America
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power                5,675,000
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power             54,666,667
Owned by          --------------------------------------------------------------
Each Reporting    9.    Sole Dispositive Power           5,675,000
Person With       --------------------------------------------------------------
                  10.   Shared Dispositive Power        54,666,667
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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            60,341,667
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)
            48.6%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person
            IN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.

This statement relates to the common stock, $0.0001 par value ("Common Stock"), and the Series B Convertible Preferred Stock, $0.0001 par value, of The Bluebook International Holding Company ("Issuer"). The principal executive offices of the Issuer are presently located at 21098 Bake Parkway, Suite 100, Lake Forest, CA 92630-2163.

This Amendment No. 1 amends the Schedule 13D filed on October 15, 2004 ("Schedule 13D"). This Amendment No. 1 reflects (1) the election on October 14, 2004 by The Freedom Family, LLC to convert 2,050 of Series B Convertible Preferred Stock into 54,666,667 shares of Common Stock based on a conversion price of $0.0375 per share as of October 14, 2004 and (2) the agreement by the Issuer to settle $1,048,374 of debts owed to certain members of the Issuer's management and controlling stockholders (the "Debts"), including Daniel E. Josipovich, through the issuance of 27,956,650 shares of Common Stock at the same conversion price at which the Series B Convertible Preferred Stock is being converted.

Item 2.     Identity and Background.

This statement is jointly filed by The Freedom Family, LLC, Daniel E. Josipovich, and Dorothy E. Josipovich.

The Freedom Family, LLC is a Delaware limited liability company whose business address is 21391 Avenida Manantial, Lake Forest, CA 92630. The principal business of The Freedom Family, LLC is to serve as an estate planning vehicle for Daniel E. Josipovich and Dorothy E. Josipovich for the benefit of their children. During the last five (5) years, The Freedom Family, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, The Freedom Family, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The business address of Daniel E. Josipovich, businessman, is 21391 Avenida Manantial, Lake Forest, CA 92630. During the last five (5) years, Daniel E. Josipovich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, Daniel E. Josipovich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Citizenship is United States of America.

The business address of Dorothy E. Josipovich, businesswoman, is 21391 Avenida Manantial, Lake Forest, CA 92630. During the last five (5) years, Dorothy E. Josipovich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, Dorothy E. Josipovich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Citizenship is United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

On October 14, 2004, The Freedom Family, LLC elected to convert 2,050 of Series B Convertible Preferred Stock into 54,666,667 shares of Common Stock based on a conversion price of $0.0375 per share as of October 14, 2004. The Issuer has agreed to settle $1,048,374 of debts owed to certain members of the Issuer's management and controlling stockholders, including Daniel E. Josipovich, through the issuance of 27,956,650 shares of Common Stock at the same conversion price at which the Series B Convertible Preferred Stock is being converted.

Item 4.     Purpose of Transaction.

The purpose of the transaction is to convert the 2,050 shares of Series B Convertible Preferred Stock into shares of Common Stock and to settle debts owed to certain members of the Issuer's management and controlling stockholders.

Item 5.     Interest in Securities of the Issuer.

            (a) The Freedom Family, LLC beneficially owns an aggregate of 54,666,667 shares of Common Stock, consisting of 2,050 shares of Series B Convertible Preferred Stock convertible into 54,666,667 shares of Common Stock. On October 14, 2004, The Freedom Family elected to convert the 2,050 shares of Series B Convertible Preferred Stock into 54,666,667 shares of Common Stock based on a conversion price of $0.0375 per share as of October 14, 2004. These shares constitute 44.0% of the total number of shares of Common Stock currently issued and outstanding, which for purposes of this calculation includes the 54,666,667 shares of Common Stock into which the 2,050 shares of Series B Convertible Preferred Stock are convertible and the 27,956,650 shares of Common Stock to be issued upon the conversion of the $1,048,374 of Debts owed.

                  Daniel E. Josipovich beneficially owns an aggregate of 65,185,010 shares of Common Stock, consisting of 5,675,000 shares of Common Stock and 2,050 shares of Series B Convertible Preferred Stock convertible into 54,666,667 shares of Common Stock and Debt of $181,625.37 which the Issuer has agreed to convert into 4,843,343 shares of Common Stock. The 2,050 shares of Series B Convertible Preferred Stock are owned by The Freedom Family, LLC. On October 14, 2004, The Freedom Family elected to convert the 2,050 shares of Series B Convertible Preferred Stock into 54,666,667 shares of Common Stock based on a conversion price of $0.0375 per share as of October 14, 2004. These shares collectively constitute 52.5% of the total number of shares of Common Stock currently issued and outstanding, which for purposes of this calculation includes the 54,666,667 shares of Common Stock into which the 2,050 shares of Series B Convertible Preferred Stock are convertible and the 27,956,650 shares of Common Stock to be issued upon the conversion of the $1,048,374 of Debts owed. Daniel E. Josipovich may be deemed to share beneficial ownership of the 2,050 shares of Series B Convertible Preferred Stock and the 54,666,667 shares of Common Stock into which the 2,050 shares are convertible because as a manager of The Freedom Family, LLC, he shares the power to direct the voting and disposition of the Series B Convertible Preferred Stock and the Common Stock into which the Series B Convertible Preferred Stock is convertible. Daniel E. Josipovich expressly disclaims any beneficial ownership of the 2,050 shares of Series B Convertible Preferred Stock and the 54,666,667 shares of Common Stock into which the 2,050 shares are convertible.

                  Dorothy E. Josipovich beneficially owns an aggregate of 60,341,667 shares of Common Stock, consisting of 5,675,000 shares of Common Stock and 2,050 shares of Series B Convertible Preferred Stock convertible into 54,666,667 shares of Common Stock. The 2,050 shares of Series B Convertible Preferred Stock are owned by The Freedom Family, LLC. On October 14, 2004, The Freedom Family elected to convert the 2,050 shares of Series B Convertible Preferred Stock into 54,666,667 shares of Common Stock based on a conversion price of $0.0375 per share as of October 14, 2004. These shares collectively constitute 48.6% of the total number of shares of Common Stock currently issued and outstanding, which for purposes of this calculation includes the 54,666,667 shares of Common Stock into which the 2,050 shares of Series B Convertible Preferred Stock are convertible and the 27,956,650 shares of Common Stock to be issued upon the conversion of the $1,048,374 of Debts owed. Dorothy E. Josipovich may be deemed to share beneficial ownership of the 2,050 shares of Series B Convertible Preferred Stock and the 54,666,667 shares of Common Stock into which the 2,050 shares are convertible because as a manager of The Freedom Family, LLC, she shares the power to direct the voting and disposition of the Series B Convertible Preferred Stock and the Common Stock into which the Series B Convertible Preferred Stock is convertible. Dorothy E. Josipovich expressly disclaims any beneficial ownership of the 2,050 shares of Series B Convertible Preferred Stock and the 54,666,667 shares of Common Stock into which the 2,050 shares are convertible.

            (b) The Freedom Family, LLC has shared power to vote and dispose of the 2,050 shares of Series B Convertible Preferred Stock owned by it and the 54,666,667 shares of Common Stock into which the 2,050 shares are convertible. Daniel E. Josipovich and Dorothy E. Josipovich, as managers of The Freedom Family, LLC, have shared power to direct the voting and disposition of the 2,050 shares of Series B Convertible Preferred Stock owned by The Freedom Family, LLC and the 54,666,667 shares of Common Stock into which the 2,050 shares are convertible.

                  Daniel E. Josipovich has the sole power to vote and to dispose of the 10,518,343 shares of Common Stock beneficially owned by him (including the shares of Common Stock into which the Debt owed to him is to be converted) and shared power with Dorothy
                  E. Josipovich to direct the voting and disposition of the 2,050 shares of Series B Convertible Preferred Stock owned by The Freedom Family, LLC and the 54,666,667 shares of Common Stock into which the 2,050 shares are convertible.

                  Dorothy E. Josipovich has the sole power to vote and to dispose of the 5,675,000 shares of Common Stock beneficially owned by her and shared power with Daniel E. Josipovich to direct the voting and disposition of the 2,050 shares of Series B Convertible Preferred Stock owned by The Freedom Family, LLC and the 54,666,667 shares of Common Stock into which the 2,050 shares are convertible.

            (c)   None.

            (d)   None.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Neither The Freedom Family, LLC, Daniel E. Josipovich, nor Dorothy E. Josipovich is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) required to be disclosed by Item 6 of Schedule 13D.

Item 7.     Material to be Filed as Exhibits.

            (a)   Joint Filing Agreement

                                   SIGNATURES


                                                 THE FREEDOM FAMILY, LLC


                                                 By: /s/ Daniel E. Josipovich
                                                   -----------------------------
                                                   Name:  Daniel E. Josipovich
                                                   Title: Manager
                                                   Date:  October 25, 2004


                                                 By: /s/ Dorothy E. Josipovich
                                                   -----------------------------
                                                   Name:  Dorothy E. Josipovich
                                                   Title: Manager
                                                   Date:  October 25, 2004



                                                 /s/ Daniel E. Josipovich
                                                 -------------------------------
                                                 Daniel E. Josipovich
                                                 Date:  October 25, 2004



                                                 /s/ Dorothy E. Josipovich
                                                 -------------------------------
                                                 Dorothy E. Josipovich
                                                 Date:  October 25, 2004

                                                                     Exhibit (a)

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock, par value $0.0001 per share, of The Bluebook International Holding Company. This Joint Filing Agreement shall be filed as an exhibit to the Statement on Schedule 13D.


                                                 THE FREEDOM FAMILY, LLC


                                                 By: /s/ Daniel E. Josipovich
                                                   -----------------------------
                                                   Name:  Daniel E. Josipovich
                                                   Title: Manager
                                                   Date:  October 25, 2004


                                                 By: /s/ Dorothy E. Josipovich
                                                   -----------------------------
                                                   Name:  Dorothy E. Josipovich
                                                   Title: Manager
                                                   Date:  October 25, 2004



                                                 /s/ Daniel E. Josipovich
                                                 -------------------------------
                                                 Daniel E. Josipovich
                                                 Date:  October 25, 2004



                                                 /s/ Dorothy E. Josipovich
                                                 -------------------------------
                                                 Dorothy E. Josipovich
                                                 Date:  October 25, 2004